SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings Plc Share Buyback Announcement.

Ryanair Holdings Plc. ("Ryanair" or "the Company") announced on June 4, 2013 that it had repurchased 8,000,000 ordinary shares of nominal value €0.00635 ("Ordinary Shares"). Further to the authority granted by shareholders at the annual general meeting in September, 2012 to repurchase Ordinary Shares, including Ordinary Shares underlying the Company's American Depositary Shares ("ADSs1"), the Company may also from time to time, subject to market conditions, legal and regulatory requirements and other applicable terms and limitations, seek to repurchase further Ordinary Shares, including Ordinary Shares underlying the ADSs.  All Ordinary Shares repurchased by the Company will be cancelled.

The timing, funds to be expended, actual number of Ordinary Shares to be repurchased, and the split between Ordinary Shares and Ordinary Shares underlying the ADSs has not been determined and will be dependent on, inter alia, market conditions, the determination of the Board as to the best interests of the Company and continued compliance with the EU ownership restrictions applicable to Ryanair under its airline operating licence, pursuant to which Ryanair must be majority owned and effectively controlled by EU nationals.

Our broker will purchase ADSs from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. ADSs purchased will be deposited with the Depositary under the Company's American Depositary Receipt facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company's share repurchase authorisation and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company from time to time.

Ends.

For further information       Howard Millar                                 Joe Carmody
please contact:                    Ryanair Holdings plc                     Edelman
www.ryanair.com                Tel: 353-1-8121212                      Tel: 353-1-6789333

 Note: [1] Each ADS represents 5 Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 June, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary